[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 30 2011
WASH, D.C.
200

11023059

...ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Georgeson Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Water Street 26th floor
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David G. O'Leary 781-575-2269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ________David G. O'Leary________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Georgeson Securities Corp.___________________________________, as of ___June 30_______________________, 2011_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

STEPHEN CESSO
Notary Public
Commonwealth of Massachusetts
My Commission Expires January 21, 2016

[signature] 8/26/11
Signature

_US Financial Controller_______________
Title

[signature] 8/26/11
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California All-Purpose Acknowledgement

State of Massachusetts}
County of Norfolk

On August 26, 2011 before me, Stephen Cesso, Esq. , a Notary Public

personally appeared_ David G. O'Leary ______________________________

who proved to me on the basis of satisfactory evidence* to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/ she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

STEPHEN CESSO
Notary Public
Commonwealth of Massachusetts
My Commission Expires January 21, 2016

Notary Public Seal

Notary Public Signature *MA Drivers License

OPTIONAL

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: June 30, 2011 Number of Pages:2

Signer(s) Other than Named Above: ______________________________

Capacity(ies) Claimed by Signer(s)

Thumbprint of Signer 1

❑ Individual
❑ Corporate Officer: __________
❑ Partner - ❑ Limited ❑ General
❑ Attorney-in-Fact
❑ Trustee
❑ Guardian or Conservator
❑ Other: __________

Signer is Representing:__________

Thumbprint of Signer 2

❑ Individual
❑ Corporate Officer: __________
❑ Partner - ❑ Limited ❑ General
❑ Attorney-in-Fact
❑ Trustee
❑ Guardian or Conservator
❑ Other: __________

Signer is Representing:__________

Georgeson Securities Corporation
Index
June 30, 2011

Page(s)

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Report of Independent Auditors

To the Board of Directors and Stockholder of
Georgeson Securities Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Georgeson Securities Corporation (the "Company") at June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 26, 2011

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

Georgeson Securities Corporation
Statement of Financial Condition
June 30, 2011

Assets	
Cash	$ 2,879,594
Cash segregated for regulatory purposes	6,541,827
Accounts receivable, net of allowance for returned tenders of $63,291	2,046,413
Prepaid and other assets	89,621
Deferred tax asset	99,385
Total Assets	$11,656,840
Liabilities and stockholder's equity	
Payable to affiliates	$ 1,690,025
Amounts owed to customers	1,960,607
Other liabilities	783,561
Total liabilities	$ 4,434,193
Stockholder's equity	
Common stock, $0.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	523,996
Retained earnings	6,698,649
Total stockholder equity	7,222,647
Total liabilities and stockholder's equity	$11,656,840

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Income
Year Ended June 30, 2011

Revenue	
Fee income	$10,662,563
Interest income	352,457
Internal revenue	1,536,443
Total revenue	12,551,463
Expenses	
Brokerage commissions	1,588,333
Compensation and benefits	2,731,581
General and administrative expenses	1,282,423
Management and overhead expenses	1,729,483
Occupancy expenses	425,835
Technology and printing expenses paid to affiliates	794,404
Transfer agent expenses	106,334
Reimbursement from affiliate	(1,438,277)
Management fees for services provided by affiliates	1,438,277
Total expenses	8,658,393
Income before income taxes	3,893,070
Income tax expense	1,684,424
Net Income	$2,208,646

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2011

	Common Stock		Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance July 1, 2010	200	$ 2	$149,998	$4,501,080	$4,651,080
Effect of pooling Computershare Securities Corporation – see note 1	-	-	373,998	(11,077)	362,921
Revised Balance July 1, 2010	200	2	523,996	4,490,003	5,014,001
Net Income	-	-	-	2,208,646	2,208,646
Balance June 30, 2011	200	$ 2	$523,996	$ 6,698,649	$7,222,647

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Cash Flows
Year Ended June 30, 2011

Cash flows from operating activities	
Net Income	$2,208,646
Adjustments to reconcile net income to net cash used in operating activities	
Increase in cash segregated for regulatory purposes	(253,311)
Increase in payable to affiliate	358,810
Increase in accounts receivable, net	(1,414,374)
Decrease in deferred tax asset	415,106
Increase in prepaid and other assets	(44,362)
Decrease in amounts owed to customers	(1,736,010)
Decrease in accrued expenses and other liabilities	(753,582)
Net cash used in operating activities	(1,219,077)
Net decrease in cash	(1,219,077)
Cash	
Beginning of period	4,098,671
End of period	2,879,594

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation

Georgeson Securities Corporation (the "Company" or "GSEC"), a Delaware corporation, is a wholly owned subsidiary of Georgeson Inc. (the "Parent"), the ultimate Parent of which is Computershare Limited, a publicly-held Australian corporation.

On January 1, 2011, Computershare Securities Corporation (the "Merged Corporation" or "CSC") merged into the Company, contributing all of its assets, liabilities, and equity. All shares of stock of the Merged Corporation were extinguished as of the merger. Outstanding shares of stock of the Company remain unaffected by the merger. In accordance with ASC 805-10, Business Combinations, entities under common control are accounted for under the pooling of interests method. Accordingly, the Statement of Income, Statement of Changes in Stockholder Equity and Statement of Cash Flows include results of the Merged Corporation for the period July 1, 2010 through June 30, 2011. Results of operations of the previously separate entities for the period before the merger and included in the Statement of Income are as follows:

As of December 31, 2010	Georgeson Securities Corporation	Computershare Securities Corporation
Total Revenue	$5,318,418	$775,280
Net Income (loss)	812,000	(33,035)

There were no intercompany transactions between the Merged Corporation and the Company, and there have been no changes in accounting policies and practices due to the merger.

The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of ("FINRA") the Financial Industry Regulatory Authority. The Company primarily operates voluntary programs for participation by unexchanged individual shareholders to exchange securities of merged corporations no longer traded through a transfer / exchange agent for new equity securities of the new corporation. If directed by the individual shareholder, in lieu of delivering the new equity securities, the Company will sell the equity securities received in the exchange and remit the sale proceeds to the shareholders (the voluntary program services provided to a shareholder is hereafter referred to as a "shareholder transaction"). The Company also serves as a broker dealer for transactions initiated by its affiliates. These transactions include purchase and sale transactions for employee stock purchase plans ("ESPPs") as well as the purchase and sale of securities by affiliates to assist in their transfer agency dividend reinvestment and similar plans.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Cash Segregated for Regulatory Purposes
In accordance with SEC Rule 15c3-3, the Company maintains a special reserve account for the benefit of its customers.

Revenue Recognition
Fee income earned on a shareholder transaction is accrued at the end of the month in which a shareholder transaction is authorized. Revenue accrued is subject to an allowance for returned tenders which are the return of the shares delivered to a transfer / exchange agent as an invalid surrender. Fee income is recorded net of returned tenders and related allowances for doubtful returned tenders.

Brokerage commissions including related internal revenue and the related clearing charges are recorded on an accrual basis, based on trade date.

Interest income is recognized as earned.

Income Taxes
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates included in the financial statements.

Fair Value of Financial Instruments
The fair value of all financial assets and liabilities (consisting primarily of receivables from and payables to customers) are considered to approximate the reported value due to their short-term nature.

3. Accounts Receivable and Allowance for Returned Tenders

All shareholder transactions are cleared through the Company's clearing broker, Broadcort Capital Division of Merrill Lynch. Accounts receivable represent unpaid fees earned on shareholder transactions. Accounts receivable are reported net of an allowance for returned tenders on the Statement of Financial Condition.

The allowance for returned tenders is periodically reviewed for adequacy based on return experience and levels of past due balances. Assessing the adequacy of the allowance for returned tenders is inherently subjective, as it requires making estimates that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonably estimated returned tenders.

4. Related Party Transactions

In accordance with an expense sharing agreement with the Company, the Parent pays certain expenses, such as rent, personnel and insurance, on behalf of the Company and is then reimbursed by the Company through an intercompany account. For the year ended June 30, 2011 the shared services charged back to the Company totaled $1,729,483. Utilities and other property related expenses recharged back to the Company totaled $330,258.

The Company enters into various transactions in the normal course of business with affiliated companies. These transactions include, among others, certain mailing and printing activities, and technology services provided by affiliates to the Company. For the year ended June 30, 2011, mailing and printing costs charged back to the Company totaled $159,387. Infrastructure and system support charges totaled $635,017.

Computershare Finance Company Pty Ltd globally manages interest rate risk for the consolidated group. The Company was allocated a gain of $237,060 based on its cash balances through the year. This credit is recorded in interest income.

In addition to the above, the Company has a revenue agreement with an affiliate regarding transfer agent fees. The amount of these fees that were charged back to the Company totaled $106,334 and is included in the transfer agent expenses on the Statement of Income. From time to time, the Company will perform services on behalf of its parent. The company records revenue associated with these services, but also incurs an expense payable to its parent. In accordance with an agreement, the Company will rebate a portion of the revenues to cover expenses the parent incurs in conjunction with the transaction.

The employee benefit expenses for the Company are paid for by the Parent of the Company. The Parent has established certain qualified retirement plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations. The Company's employees are eligible to participate in a contributory 401(k) plan. The Company incurred $55,206 as its matching contribution to the plan for the year ended June 30, 2011 which is recorded within in compensation and benefit expense.

In addition to providing retirement benefits, the Parent provides health care and life insurance benefits for active employees. The Company incurred health care and life insurance costs of $275,013 which is recorded in compensation and benefit expense for the year ended June 30, 2011.

Computershare, Inc. is responsible for and pays any and certain overhead liabilities of the Company without anticipated reimbursement from the Company. As the registered broker-dealer servicing transactions related to the Company's affiliates' purchases and sales of securities for employee stock purchase plans and other plans, the Company entered into a clearing agreement with its clearing broker. The expenses attributable to those charges are fully recoverable from Computershare, Inc., an affiliate of the Company, and are recorded as a liability on the Company's balance sheet until paid by Computershare, Inc. For the year ending June 30, 2011, $1,438,277 was reimbursed by the affiliate.

Computershare, Inc. bills the Company for management services but at no time may any charge for such services cause the Company's net capital to fall below 120% of its required amount. For the year ended June 30, 2011, management fees recognized for services provided by the affiliates were $1,438,277.

Introducing fee revenue of $1,438,277 was recognized from the affiliated companies during the year ended June 30, 2011. Dealer Manager Product revenue with Georgeson, Inc accounted for $98,166. Both amounts are listed as under internal revenue.

All intercompany transactions with the Parent and affiliated companies are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The intercompany payable to affiliates was $1,690,025 at June 30, 2011.

5. Regulatory Requirements

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker dealers. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the rule.

In accordance with the Rule, the broker-dealer is required to maintain minimum net capital, as defined, of $250,000 or 2% of combined aggregate debit items, whichever is greater. At June 30, 2011, the Company had net capital of $4,987,228 which was $4,737,228 in excess of its required net capital of $250,000. At June 30, 2011, the Company had aggregate debit items of $0.

6. Income Taxes

The Company is part of a group that files a consolidated U.S. Federal and combined state and city income tax returns. The Company calculates taxes as if it filed on a separate company return basis. The current payable due is included in the payable to the Parent company. Amounts due to the Parent with respect to current income taxes are settled currently.

The income tax expense for the year ended June 30, 2011 consists of the following:

Current Tax Expense	$ 1,269,318
Deferred Tax Expense	415,106
Income Tax Expense	$ 1,684,424

The effective tax rate differs from the Federal statutory rate primarily due to penalties and state and local taxes.

The deferred tax assets at June 30, 2011 consist of the following:

Bad Debts	$27,089
Accrued Expenses	72,296
Deferred Tax Assets	$ 99,385

For the year ended and as at June 30, 2011, the Company had no unrecognized tax benefits. Accordingly, the Company has not recognized or accrued any interest or penalties for the period ended June 30, 2011.

The company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of June 30, 2011, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from 2007 forward (with limited exceptions).

7. Contingencies

From time to time the Company is a defendant in certain litigation and in addition is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and immaterial.

8. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at June 30, 2011, or for the year then ended.

9. Segregated Cash

Cash of $6,541,827 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC. Pursuant to the company's 15 c3-3 calculation in supplemental schedule II, $1,960,607 was required to be on deposit at June 30, 2011.

10. Subsequent Events

Subsequent events have been evaluated through August 26, 2011, the date of the Report of the Independent Auditors. No significant events were identified by management.

SUPPLEMENTARY INFORMATION

Georgeson Securities Corporation
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2011

Schedule I

Net capital	
Total stockholder's equity	$7,222,648
Deductions	
Non-allowable assets:	
Accounts receivable net of allowance for returned tenders	2,046,413
Prepaid and other assets	89,621
Deferred tax asset	99,385
Net Capital	$4,987,229
Combined Aggregate Debit Items	$ 0
Computation of Alternative net capital requirement	
Minimum required net capital (the greater of $250,000 or 2% of Combined aggregate debit items)	$ 250,000
Excess net capital over minimum required	$4,737,229

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the above computation of net capital and the computation included in the Company's amended June 30, 2011 Form X-17a-5, as dated August 24, 2011.

Georgeson Securities Corporation
Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2011

Schedule II

Free credit balances in customers' securities accounts	$ 1,960,607
Market value of securities in excess of 40 calendar days and which have not been confirmed	0
Total credits	1,960,607
Total debits	0
Excess of total credits over total debits	1,960,607
Amount held on deposit in reserve bank account	$ 6,541,827

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the computation shown above and the corresponding schedule included in the Company's amended June 30, 2011 Form X-17a-5, as dated August 24, 2011.

Georgeson Securities Corporation
Information relating to Possession or Control Requirements Under
Securities and Exchange Commission Rule 15c3-3
As of June 30, 2011 **Schedule III**

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control have been issued as of the report date but for which the required actions was not taken by the respondent within the time frames specified under Rule 15c3-3. $ 0

   A. Number of Items -

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. $ 0

   A. Number of Items -

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g) (1)

To the Board of Directors and Stockholder of Georgeson Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Georgeson Securities Corporation (the "Company") as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"); we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

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subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 26, 2011

AMMENDED

SIPC-7

(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended June 30, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(31-REV 5/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GEORGESON SECURITIES CORP.
118 FERNWOOD AVE.
EDISON, NJ 08837-3852

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

HAROLD KAPLAN (201) 386-3340

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 27,392.83

B. Less payment made with SIPC-6 filed (exclude interest) (29,065.33)
2/2/2011 & 8/4/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (1,672.50)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(1,672.50)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Georgeson Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Operating Officer
(Title)

Dated the 24 day of August, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2010
and ending June 30, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,776,187

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 11,776,187

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 819,055

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 819,055

2d. SIPC Net Operating Revenues $ 10,957,132

2e. General Assessment @ .0025 $ 27,392.83

(to page 1 but not less than $150 minimum)

pwc

Report of Independent Accountants

To The Board of Directors of Georgeson Securities Corporation
199 Water Street 26th Floor
New York, NY 10038

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying amended General Assessment Reconciliation (Form SIPC-7) dated August 24, 2011 of the Securities Investor Protection Corporation (SIPC) of Georgeson Securities Corporation ("the Company") for the year ended June 30, 2011, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended June 30, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of the amended Form SIPC-7 dated August 24, 2011 with the respective cash disbursement records entries, which were general ledger entries and wire documentation, noting no differences;
2. Compared the Total Revenue amount reported on the audited unmerged Georgeson Securities Corporation general ledger for the year ended June 30, 2011 to the total revenue amount of $11,776,187 reported on page 2, item 2a of the amended Form SIPC-7 dated August 24, 2011 for the year ended June 30, 2011, noting a difference of $5.
3. Compared any adjustments reported on page 2, items 2b and 2c of the amended Form SIPC-7 dated August 24 2011 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 3, commissions, of $819,055 to the general ledger detail of the audited unmerged trial balance of Georgeson Securities Corporation for broker commissions, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 dated August 24, 2011 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $10,957,132 and $27,392.83, respectively, on the amended Form SIPC-7 dated August 24, 2011, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of the amended Form SIPC-7 dated August 24, 2011 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended June 30, 2010 on which it was originally computed, no differences as there were no overpayments applied in prior periods.

pwc

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 26, 2011

Georgeson Securities Corporation
Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 of Securities Exchange
Act of 1934
June 30, 2011

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